Wearable devices ltd.

2 Ha-Ta’asiya Street

Yokne’am Illit, 2069803 Israel

April 6, 2022

Via EDGAR

Patrick Faller

Mitchell Austin

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Wearable Devices Ltd. (the “Company,” “we,” “our” and similar terminology)

Amendment No. 1 to Registration Statement on Form F-1

Filed March 15, 2022

File No. 333-262838

Dear Sirs:

The purpose of this letter is to respond to the comment letter of March 24, 2022, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 1 to the registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently submitting Amendment No. 2 to Form F-1 (“Amendment No. 2”).

Page references in our responses are to Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1 filed March 15, 2022

Exclusive Forum, page 93

1.	We note that your Amended and Restated Articles of Association to be in effect upon the consummation of your offering provide that the federal district courts of the United States shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act. In light of the concurrent jurisdiction created by the Securities Act, please revise to also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, please revise to include a risk factor addressing the risks to the shareholders of this exclusive forum provision, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: We have revised our disclosure on pages 34 and 93 in response to the Staff’s comment.

Patrick Faller and Mitchel Austin

Division of Corporate Finance

Office of Technology

Securities and Exchange Commission

April 6, 2022

Taxation, page 94

2.	Please advise whether you intend to provide an opinion on the material foreign tax consequences. For guidance, consider Section III and footnote 40 of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: We have considered Section III of Staff Legal Bulletin No. 19 (“Bulletin 19”) and footnote 40 therein. We have reviewed our disclosure under “Israeli Tax Considerations and Government Programs—Taxation of our Shareholders” on page 99 in light of Bulletin 19. Bulletin 19 requires an opinion on tax matters where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Bulletin 19 states that examples of transactions involving material tax consequences are those “offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision.” Based on our current disclosure, we believe there is nothing in the application of Israeli tax to shareholders, that is either unusual or complex. Specifically, the disclosure on page 99 states that non-Israeli residents are not subject to Israeli capital gains tax absent unusual circumstances that would not apply to any typical U.S. investor. In addition, the disclosure states that there is no Israeli estate or gift tax. Based on the foregoing and the absence of any unusual or complex consequences under Israeli law, we believe that a tax opinion is not required.

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If you have any questions or require additional information, please call our attorney Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Chief Executive Officer